[ATS Letterhead]

February 15, 2008

Kevin Woody, Accounting Branch Chief

Mark Rakip, Staff Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	ATS Corporation
Form 10-K for the fiscal year ended December 31, 2006
File No. 000-51552

Dear Mr. Woody and Mr. Rakip:

Thank you for your letter dated February 13, 2008 following up on your December 11, 2007 and January 28, 2008 comments on the above-referenced Form 10-K for the fiscal year ended December 31, 2006.  This response letter has been filed via EDGAR, tagged as “CORRESP.”

Form 10-Q for the period ended September 30, 2007

Item 1. Consolidated Financial Statements

Note N—Subsequent Events

1.                                       We note your response to comment two from our letter dated January 28, 2008 wherein you noted that the acquisition of Number Six Software, Inc. was consummated on November 9, 2007.  Please note that pursuant to Article 3.05(b)(4) of Regulation S-X and Item 9.01(a) of Form 8-K, the financial statements of an acquired business are required no later than 75 calendar days following the consummation of the acquisition.  As such, the financials for Number Six Software, Inc. were due on January 25, 2008.

Response:  We filed the historical and pro forma financial statements to reflect this acquisition pursuant to Article 3.05(b)(4) of Regulation S-X and Item 9.01(a) and 9.01(b) of Form 8-K on February 15, 2008.

We appreciate the Staff’s attention to our filings and the opportunity to provide the foregoing responses to the Staff’s comments.  If you wish to discuss any of the foregoing responses to your comments, please call me at (703) 748-8687.

Very truly yours,

/s/ Pamela A. Little
Pamela A. Little

cc:                                 James J. Maiwurm, Esq.